

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2012

<u>Via E-mail</u>
Mr. Scott D. Schweinfurth
Chief Financial Officer
WMS Industries, Inc.
800 South Northpoint Blvd.
Waukegan, Illinois 60085

     RE: WMS Industries, Inc.
             Form 10-K for the Year Ended June 30, 2011
             Filed August 29, 2011
             File No. 1-8300

Dear Mr. Schweinfurth:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ John Hartz

                              John Hartz
                              Senior Assistant
                              Chief Accountant